Mail Stop 3561

January 26, 2006

By Facsimile and U.S. Mail

Mr. Peter J. Kallet
Chairman of the Board
Oneida, Ltd.
163-181 Kenwood Avenue
Oneida, New York 13421-2899

      **Re:    Oneida Ltd.**
              **Form 10-K for Fiscal Year Ended January 29, 2005**
              **Filed April 28, 2005**
              **File No.  1-5452**

Dear Mr. Kallet:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

8. Commitments and Contingencies, page 47

1.      Tell us the loss contingency amounts accrued for the Development Capital Grant Agreement and the dispute with Niagara Ceramics Corporation.  Tell us the nature of these contingencies including the ranges of possible loss, your basis for determining the accrual amounts as of each balance sheet date and how these

Mr. Peter J. Kallet
Oneida, Ltd.
January 27, 2006
Page 2

contingencies satisfied the conditions outlined in paragraph 8 of SFAS No. 5. Also tell us if you continue to be obligated to repay a portion of these grants beyond January 29, 2005 if you fail to hire the prescribed number of employees. If so, tell us the repayment amounts and periods obligated under these grants.

16. Operations by Segment, page 69

2.      The unallocated costs are required to be disclosed in your measure of profit or loss for each reportable segment if these unallocated amounts are included in the segment profit or loss reviewed by the chief operating decision maker ("CODM") or if the unallocated amounts are regularly provided to the CODM and not included in the segments profit or loss.  See paragraph 27 of SFAS No. 131. Please tell us why this disclosure satisfies the current segment disclosure requirements or why it is impracticable to allocate to each reportable segment, if applicable.  Please provide an example of your revised disclosure that either provides a more robust explanation why it is impracticable to allocate these costs to your segments or allocate these costs to each reportable segment.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  File your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

                                    Sincerely,


                                    Michael Moran
                                    Accounting Branch Chief